UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated October 1, 2007

Commission File Number: 333-144169

ARCELORMITTAL

(Translation of registrant’s name into English)

19 Avenue de la Liberté

L-2930 Luxembourg

Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On September 28, 2007, ArcelorMittal issued the financial statements attached hereto as Exhibit 99.1, which are incorporated herein by reference. This report on Form 6-K is hereby incorporated by reference into Arcelor’s registration statement on Form F-4 (File No. 333-146371) and into the proxy statement/prospectus dated September 28, 2007.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	The unaudited condensed consolidated financial statements of ArcelorMittal and its consolidated subsidiaries, including the condensed consolidated balance sheets as of June 30, 2007 and December 31, 2006, and the condensed consolidated statements of income, changes in equity and cash flows for the six-month periods ended June 30, 2007 and 2006, prepared in accordance with IFRS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2007

By:	/s/ Henk Scheffer
Name:	Henk Scheffer
Title:	Company Secretary

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	The unaudited condensed consolidated financial statements of ArcelorMittal and its consolidated subsidiaries, including the condensed consolidated balance sheets as of June 30, 2007 and December 31, 2006, and the condensed consolidated statements of income, changes in equity and cash flows for the six-month periods ended June 30, 2007 and 2006, prepared in accordance with IFRS.